News Release

Not for release, distribution or publication in or into the United States or any other jurisdiction where the release, distribution or publication would be prohibited by applicable law. This is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act or exemption from registration.

BROOKFIELD TO TAKE BRAZILIAN HOMEBUILDING BUSINESS PUBLIC
Files Prospectus to offer shares of Brascan Residential Properties S.A.

Toronto, September 14, 2006 - Brookfield Asset Management Inc. (NYSE/TSX: BAM) (“Brookfield”) and its indirect wholly-owned Brazilian subsidiary, Brascan Residential Properties S.A. (“BRP” or the “Company”) today announced the filing of a prospectus with the Brazilian Securities Commission (“CVM”) for an initial public offering (“IPO”) of common shares of BRP. These shares will be listed for trading on the Novo Mercado segment of the Sao Paulo Stock Exchange (BOVESPA) in Brazil under the Symbol BISA3.

The shares are being offered to the public in Brazil through a deal registered with Brazilian authorities and on a private placement basis outside Brazil. The offering involves a sale of primary and secondary shares.

The IPO supports BRP’s strategy to expand its business in Brazil. Brookfield plans to retain a major stake in BRP and continue assisting the local management team in leveraging the expertise of the Brookfield group and adopting international best practices in the residential development business in Brazil. Brookfield ranks among the largest residential homebuilders in North America. In addition, Brookfield intends to build on the same high corporate governance standards that the Company has adopted in North America and employed since the inception of its homebuilding activities in Brazil.

BRP in Profile

BRP is among the largest developers of upper-end and luxury residential buildings, houses and master-planned communities in Sao Paulo and Rio de Janeiro. BRP has been operating for over 25 years as a subsidiary of Brookfield and strives to provide its customers and partners with the same high standards of excellence established by Brookfield. BRP’s assets total approximately R$1.0 billion, and gross operating revenue over the past three years has averaged R$303 million per year. In the first half of 2006, gross operating revenue was R$210 million.

Brookfield’s History in Brazil

Operating under the Brascan name, Brookfield has a 100 year history in Brazil and is one of the oldest international companies active in the country. Over the past decade, with the improvement in Brazil’s economic fundamentals, Brookfield has increased its presence in the country.

Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over $50 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit our web site at www.brookfield.com.

Contact:
Katherine C. Vyse
SVP, Investor Relations and Communications
Brookfield Asset Management
Tel: 416-369-8246
Email: kvyse@brookfield.com

This press release does not constitute an offer or invitation to purchase, or any solicitation of any offer to sell, any securities in the United States or in any other jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with any contract therefore.

The securities described in this announcement have not been and will not be registered under the US Securities Act or the securities law of any state of the United States, or under the applicable securities laws of any other jurisdiction other than Brazil. Accordingly, the shares may not be offered, sold or delivered, directly or indirectly, in or into the United States, or any other jurisdiction other than Brazil except pursuant to exemptions from applicable requirements of such jurisdictions.

Note: This press release contains forward looking information, including “forward-looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. The completion of the offering of shares of BRP is subject to a number of known and unknown risks.  Reliance should not be placed on forward-looking statements concerning the completion or pricing of the offering because they involve sales risks, uncertainties and other factors, which may cause the offering not to be completed.  Factors that could cause actual results to differ materially from those set forward in the forward- looking statements include general economic conditions in Brazil and other risks detailed in the BRP prospectus filed with the CVM. Brookfield undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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